UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medis Technologies Ltd.
File No. 0-30391 - CF# 21947

Medis Technologies Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 9, 2008.

Based on representations by Medis Technologies Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following Exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through April 1, 2014
Exhibit 99.2	through April 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel